All F-150 images are computer generated. Ford and Ford Credit Sustainable Financing Framework November 2021 A Better World For Generations To Come

Sustainability at Ford Sustainable Financing Framework Introduction 2 Ford Sustainable Financing Framework 2021 Introduction Ford Motor Company (“Ford”) is a global company based in Dearborn, Michigan. Our core business includes designing, manufacturing, marketing and servicing a full line of Ford trucks, utility vehicles and cars – increasingly through electrified versions – as well as Lincoln luxury vehicles, and providing financial services through Ford Motor Credit Company L L C. Ford is pursuing leadership positions in (i) electrification, (ii) mo bility sol utions, in cluding self-driving services and (iii) connected vehicle services. Ford employs approximately 182,000 people worldwide. Ford has three operating segments that represent its primary businesses as reported in its consolidated financial statements: Automotive, Mobility and Ford Credit. • The Automotive segment primarily includes the sale of Ford and Lincoln vehicles, service parts and accessories worldwide, together with the associated costs to develop, manufacture, distribute and service the vehicles, parts and accessories. This segment includes revenues and costs related to electrified vehicle programs. • The Mobility segment primarily includes development costs related to autonomous vehicles and related businesses, including our electric scooter company Spin. • The Ford Credit segment is comprised of the Ford Motor Credit Company L L C business on a consolidated basis (“Ford Credit”), which is primarily engaged in vehicle- related financing and leasing activities. Ford Credit offers a wide variety of automotive financing products to and through automotive dealers throughout the world. The predominant share of Ford Credit’s business consists of financing vehicles and supporting dealers. Contents 2 Introduction 3 Sustainability at Ford 3 Our Purpose 4 Our Sustainability Aspirations 5 Sustainability Governance 6 Sustainable Financing Framework 6 Use of Proceeds 7 Ford Categories 9 Ford Credit 10 Process for Project Evaluation and Selection 10 Management of Proceeds 11 Reporting 12 External Review 12 Disclaimer

3 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction Sustainability at Ford Over 20 years ago, we launched the industry’s first Sustainability Report, demonstrating our commitment to environmental progress. In 2021, we combined our Annual and Sustainability Reports into an Integrated Annual Report to share a more holistic view of our performance – that success in sustainability on behalf of customers and other stakeholders requires a financially healthy business, and financial health depends on effectiveness in sustainability areas. Throughout Ford’s nearly 118-year history, one thing that has remained constant is our purpose to help build a better world, where every person is free to move and pursue their dreams. Guided by this purpose, we are doing our share to meet the collective challenges the world faces. To address the full range of material issues, we have defined aspirations and plans to achieve them in six primary areas: People, Human Rights, Climate Change, Sustainable Materials, Circular Economy and Renewable Electricity Strategies. Our purpose: To help build a better world, where every person is free to move and pursue their dreams. The aims of our sustainability strategic plan are to: Earn Trust To become the world’s most trusted company by consistently serving others with integrity and competence. Ford embodies these strongly held values. Trust earned with global stakeholders will be our most important asset. Drive Progress To provide vehicles and services that help create a better world by preserving human rights, protecting health and safety, increasing access to social good (mobility) and enhancing societal economic prosperity. Make Positive Impacts To go beyond minimizing the negative impact of our activities to making a net positive contribution to society and the environment. Our long-term view is of a connected transport network comprising increasingly intelligent vehicles that communicate with each other and the world around them – changing lives for the better, and giving every person the freedom to move and pursue their dream.

4 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction Our Sustainability Aspirations We are working to revolutionize mobility, fueled by new challenges and the desire to help build a better world for everyone. Climate Change Achieve carbon neutrality by 2050 Air Attain zero emissions from our vehicles and facilities Energy Use 100 percent local, renewable electricity in all manufacturing by 2035 Water Make zero water withdrawals for manufacturing processes Use freshwater only for human consumption Waste Reach true zero waste to landfill across our operations Eliminate single-use plastics from our operations by 2030 Materials Utilize only recycled or renewable content in vehicle plastics Diversity, Equity and Inclusion Create a truly diverse culture where everyone feels like they belong Safety Work toward a future that is free from vehicle crashes and workplace injuries Human Rights Source only raw materials that are responsibly produced Access Drive human progress by providing mobility and accessibility for all

$ 5 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction We plan to lead the electrification revolution for the same reasons we continue to set and achieve other sustainability goals: because it is good for customers, good for business and good for the planet. Ford was the first full-line U.S. automaker to commit to achieving carbon neutrality no later than 2050, in line with the Paris Climate Agreement and stand with California for stronger vehicle greenhouse gas (G H G) emission standards. Our goal is backed by science-based interim targets for C O 2 emissions reductions. Ford has committed to reducing (i) Scope 1 and 2 G H G emissions in our operations by 76 percent by 2035 from a 2017 baseline and (ii) Scope 3 GHG emissions from use of products we sell by 50 percent per vehicle kilometer by 2035 from a 2019 baseline. At COP26, we joined a global coalition of public and private sector leaders taking bold action on zero-emission vehicles by signing the RouteZero pledge to work towards 100% zero-emission cars and vans globally by 2040, and in leading markets no later than 2035. We expect 40% to 50% of our global vehicle volume to be all- electric by 2030, with planned electrification spending of $30+ billion by 2025, including our $7 billion investment in BlueOval City and BlueOval SK Battery Park, the largest one-time U.S. electrification investment by an auto manufacturer. Ford’s new Tennessee assembly plant is designed to be carbon neutral with zero waste to landfill once fully operational. Ford is the first OEM to join the Better Climate initiative by committing to reduce greenhouse gas emissions from our manufacturing facilities in the U.S. by 50% over the next nine years, in line with our global commitment to power our facilities with 100% local renewable energy by 2035. In addition, through the Ford Motor Company Fund (Ford Fund), we have been strengthening communities and making people’s lives better for more than 70 years. Since 1949, the Ford Fund has invested more than $2.1 billion in programs that feed the hungry, provide educational opportunities, support multicultural initiatives, promote safe driving and more. Our Business Activities Design We consider environmental impact and sustainability in the design of our vehicles Responsible Sourcing We require suppliers to enforce environmental and social standards aligned with ours Logistics We encourage our inbound and outbound logistics providers to transport finished vehicles and parts efficiently Manufacturing We invest in lean processes and world-class factories to create positive impact Financing We provide financing through Ford Credit to individuals and dealers to finance vehicles and battery electric vehicle infrastructure Sales and Service We are reimagining customer experience by listening and adapting to their needs Our Vehicles in Use We provide a safe and enjoyable experience with high-quality vehicles Mobility We are exploring new solutions to support urban mobility End of Vehicle Life Over 85 percent of our vehicle parts and materials are recycled and reused Sustainability Governance Ford has robust management processes, systems and governance designed to help us improve our sustainability performance, act responsibly and ethically and take responsibility for the effects our activities have on society and the world around us. Key committees and groups include: Board Committees Sustainability and Innovation Committee • Meets at least three times a year • Primary responsibility for assessing the company’s progress on strategic economic, environmental and social issues, as well as the degree to which sustainability principles have been integrated into the various skill teams • Evaluates and advises on innovations and technologies that improve our economic, environmental and social sustainability, enrich our customers’ experiences, increase shareholder value and improve people’s lives • Reviews the summary Integrated Sustainability and Financial Report as well as any initiatives related to innovation Read the Charter of the Sustainability and Innovation Committee Other Board committees: Audit, Compensation, Nominating and Governance, and Finance Executive Management Vice President, Chief Sustainability, Environment and Safety Officer • Primary responsibility for sustainability issues • Oversees the Sustainability and Vehicle Environmental Matters group, the Environmental Quality Office, the Vehicle Homologation and Compliance group and the Automotive Safety Office • Leads a multidisciplinary senior-level team to oversee our actions in response to our climate change and sustainable mobility strategies Other executive and group vice presidents across our functional areas also have responsibility for sustainability-related issues. These include our Chief People and Employee Experiences Officer and our Chief Diversity Officer. Functional Areas Sustainability and Vehicle Environmental Matters • Coordinates our companywide sustainability strategy and activities • Leads our sustainability reporting and stakeholder engagement • Collaborates with other functional areas and skill teams to integrate sustainability throughout the company

6 Ford Sustainable Financing Framework 2021 | Introduction | Sustainability at Ford | Sustainable Financing Framework

Sustainable Financing Framework

In accordance with our sustainability strategy, Ford has established a holistic Ford and Ford Credit Sustainable Financing Framework (the "Framework") under which it can obtain financing through Green, Social and Sustainability transactions.

Transactions may include senior unsecured notes, securitizations, loans, commercial paper, retail deposits, convertible notes or other issuances (each a Sustainable Financing).

Issuing entities will include both Ford Motor Company and Ford Credit entities, which include but are not limited to Ford Motor Credit Company LLC, FCE Bank plc and Ford Bank GmBH.

The Framework has been developed in alignment with the International Capital Market Association (the ICMA) Green Bond Principles, 2021[1], the ICMA Social Bond Principles, 2021[1] (together, the Principles), the ICMA Sustainability Bond Guidelines, 2021[1] (the SBG) and the Loan Market Association Green Loan Principles, 2021[2] (the GLP), all of which recommend transparency and disclosure and promote integrity with respect to "sustainable" financing.

In line with the Principles, the SBG and the GLP, Ford's Sustainable Financing Framework covers the following key pillars:

- **Use of Proceeds**
- **Process for Project Evaluation and Selection**
- **Management of Proceeds**
- **Reporting**

The Framework also follows the recommendations of the Principles, the SBG and the GLP on external review and impact reporting.

1 https://www.icmagroup.org/sustainable-finance/the-principles-guidelines-and-handbooks/
2 https://www.lma.eu.com/sustainable-lending

Use of Proceeds

An amount equal to the net proceeds from each Sustainable Financing will be used to finance or refinance, in whole or in part, new or existing green and/or social projects, assets or activities made by Ford or Ford Credit that meet the eligibility criteria described below. We intend to communicate our expectations of the split between new and existing Eligible Projects prior to each issuance.

Ford's Eligible Projects will have occurred not more than 24 months prior to the issuance date of the related financing. Ford's and Ford Credit's intention is to fully allocate the net proceeds of each Sustainable Financing within 24 months of its issuance.

Net proceeds raised will be allocated to the four categories listed in the following table.

Eligible Categories	Ford	Ford Credit
Green	Clean Transportation	Clean Transportation
	Clean Manufacturing	
Social	Making Lives Better	Making Lives Better
	Community Revitalization	

A significant portion of the net proceeds of any Green and/or Sustainable Financing is expected to be allocated to Clean Transportation.

If any eligible social project becomes involved in a material ESG controversy, we intend to reallocate funds to an eligible project not involved in any material ESG controversies.


All F-150 images are computer generated.

7 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction Ford Categories Find out more about the U  N Sustainable Development Goals (S D Gs) See our 2021 U  N S  D  G Index Eligible Green Categories Eligibility Criteria and Example Projects Targeted SDGs Clean Transportation Investments and expenditures (including acquisition costs, research and development, and licensing costs) for the design, development and manufacturing of zero-emission vehicles that are battery electric vehicles (BEV), fuel cell electric vehicles (FCEV) or other future carbon-neutral transportation. • Research and development dedicated to zero-emission vehicles and technology, which includes testing, development of facilities, tooling and manufacturing of zero-emission vehicles • Manufacturing facilities, including new facilities and upgrading or modifying current manufacturing facilities, to produce zero-emission vehicles • Projects related to the manufacturing and/or procurement of components for EVs such as batteries and powertrains, as well as remanufacturing and/or recycling of batteries • Projects related to electric scooters and e-bikes • Projects related to the development and installation of vehicle charging infrastructure SDG 9 SDG 11 SDG 13 Clean Manufacturing Investments and expenditures related to improving the environmental footprint of our operations, including but not limited to: • Renewable energy New or existing investments in, or expenditures related to, the construction, development, acquisition, maintenance and operation of renewable energy projects, including wind, solar, geothermal, hydropower and biomass • Sustainable Water and Wastewater Management Investments and expenditures related to water conservation, water efficiency and improved water quality in production and office facilities including recycling, reuse and sustainable water management in industrial processes • Waste Management and Circular Economy Expenditures related to projects that decrease waste generation, increase waste diversion from landfill and reduce consumption of natural resources and energy, including: – Increasing the use of renewable, recycled or reused materials – Improving the separation and recovery of commodities from materials – Reducing the hazards of the waste generated in our operations SDG 6 SDG 7 SDG 11 SDG 12 SDG 13 Rendition of future BlueOval City, Stanton, Tennessee, part of a $7B planned investment by Ford - the largest ever one-time investment in electrification by an auto company in the U.S.

8 Ford Sustainable Financing Framework 2021 | Introduction | Sustainability at Ford | Sustainable Financing Framework

Ford Categories continued

Eligible Social Categories	Eligibility Criteria and Example Projects	Targeted SDGs
Making Lives Better	Expenditures focused on advancing economic opportunity and equity for underrepresented and/or disadvantaged populations. Examples include: • Expenditures related to widening the supplier diversity network – creating opportunities for diverse suppliers running minority-, women-, disability- and veteran-owned businesses • Expenditures related to expanding our minority-owned dealer network • Social enterprises that benefit women (for example, the SHE-MOVES program)	4, 5, 8, 10
Community Revitalization	Expenditures and investment in internal and external projects that provide support or uplift to disadvantaged communities through creating and renovating spaces to provide opportunities for economic employment and access to essential services. Examples include: • Expenditures related to new development and community projects in Detroit's Corktown • Expenditures related to redeveloping Michigan Central Station to become the centerpiece of the new Corktown campus	8, 10

9 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction Ford Credit Eligible Green Categories Eligibility Criteria and Example Projects or Receivables Targeted SDGs Clean Transportation Offering automotive financing products and wholesale loans for vehicles that are purchased, in whole or in part, by Ford Credit and that meet the below eligibility criteria: • BEV, FCEV or other future carbon-neutral transportation vehicles • Plug-in hybrid vehicles (PHEVs) with tailpipe CO2 emissions at or below 50 grams of C  O  2 per passenger kilometer traveled (g C  O  2/km)3 • Financings related to establishing or improving charging station infrastructure for individual customers or dealers SDG 9 SDG 11 SDG 13 Eligible Social Categories Eligibility Criteria and Example Projects or Receivables Targeted SDGs Making Lives Better Expanding access to essential services by providing automotive financing products and advancing economic opportunity and equity for all. Examples include: • Supporting underserved populations by providing affordable, equitable and non-discriminatory access to credit for credit-worthy borrowers with lower FICO scores • Payment extensions offered to provide relief to customers impacted by events such as public health emergencies, natural disasters or other extenuating circumstances SDG 8 SDG 10 3 Ford Credit’s Clean Transportation is expected to migrate over time to include a greater majority of BEVs versus qualifying PHEV models. By 2025, only BEV models are expected to be included as eligible models. In the case of a securitization by Ford Credit, either the proceeds will be allocated by the sponsor to finance or refinance Eligible Projects that meet the eligibility criteria outlined in this Framework or the receivables underlying the securitization (the “Eligible Receivables”) will meet the eligibility criteria in this Framework. All transit images are computer generated.

10 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction Process for Project Evaluation and Selection Ford has established a Sustainable Finance Committee (the “Committee”) to oversee the project evaluation and selection process and ensure selected projects comply with the eligibility criteria defined in the Use of Proceeds section of the Framework and are aligned with Ford’s corporate sustainability strategy. The Committee will be made up of senior leadership and other representatives from each of Ford’s Treasury, Sustainability, Corporate Finance, Investor Relations, Ford Credit and Office of the General Counsel teams, and will meet at least twice per year. The Committee will be responsible for: • Approving the Sustainable Financing Framework and any subsequent amendments thereto • Evaluating and approving the selection of Eligible Projects or Eligible Receivables based on the selection criteria defined in the Use of Proceeds section of the Framework • Monitoring Eligible Projects throughout the life of the Sustainable Financing(s) • Replacing any projects that no longer meet the eligibility criteria with new projects as soon as practicable • Reviewing and validating the impact and allocation reports for investors and ensuring the robustness of the external review process Management of Proceeds Eligible Projects or Eligible Receivables will be tracked internally in a register comprising Eligible Projects for each Sustainable Financing (each an “Eligible Portfolio”). Ford or Ford Credit may decide to aggregate Eligible Portfolios of Sustainable Financings from the same issuer when issuing instruments with the same classification (Green Financings, Social Financings or Sustainable Financings). Ford An amount equal to the net proceeds of any financing will be allocated to new projects or refinancing of Eligible Projects under the review of the Sustainable Financing Committee. In the event that funds cannot be immediately and fully allocated – for example, in the case of divestment or if a project no longer meets the eligibility criteria listed above – Ford intends to reallocate the funds to other Eligible Projects. If for any reason the aggregate amount in each Eligible Portfolio is less than the total outstanding amount of Ford’s Sustainable Financings issued, Ford will hold the net amount in cash, cash equivalents and/or U.S. government or agency securities (i.e. investments exclude any high-emitting and controversial activities), or use it to repay short-term borrowings until the amount can be allocated to the relevant Eligible Portfolio. Ford Credit The Asset-Liability Committee (the “ALCO”) of each issuing entity of Ford Credit is responsible for supervising each Eligible Portfolio and the total aggregate amount issued in each Sustainable Financing by the applicable Ford Credit entity. The ALCO meets monthly and will be responsible for ensuring that the aggregate amount in each Eligible Portfolio is equal to or greater than the aggregate amount raised in each Sustainable Financing. Ford Credit’s Eligible Portfolios are dynamic, with new loans continually added and loans exiting the portfolio when they mature or if they cease to meet the eligibility criteria. If for any reason the aggregate amount in each Eligible Portfolio is less than the total outstanding amount of each Sustainable Financing, the Ford Credit entity will hold the net amount in cash, cash equivalents, and/or U.S. government or agency securities (i.e. investments exclude any high-emitting and controversial activities), or use it to repay short-term borrowings until the amount can be allocated to the relevant Eligible Portfolio.

11 Ford Sustainable Financing Framework 2021
Introduction | Sustainability at Ford | Sustainable Financing Framework

Reporting

Annually, until full allocation of the net proceeds in the case of Ford or until maturity in the case of Ford Credit, the issuing entity will publish a Sustainable Financing Report on its website that will include:

i. The amount of any Sustainable Financing that has been allocated to the relevant Eligible Portfolio by category, subject to confidentiality considerations

ii. The outstanding amount of net proceeds from the sale of any Sustainable Financing yet to be allocated to Eligible Projects at the end of the reporting period

iii. Expected impact metrics, where feasible



Sample Impact Metrics

Ford Categories		Example Expected Impact Metrics
Green Category	Clean Transportation	• Reduction in Scope 3 GHG emissions per vehicle kilometer from use of sold products • Expected/achieved new production capacity of EVs • Number of EVs manufactured • Number of electric scooters and e-bikes produced • Number of EV charging ports/stations installed
	Clean Manufacturing	**Renewable Energy** • Reduction in Scope 1 and 2 GHG emissions **Sustainable Water and Wastewater Management** • Volume of water saved, reduced or treated (m^3) • Improved water-use efficiency expected/achieved compared to pre-investment (in percent) **Waste Management and Circular Economy** • Waste recycled or diverted from landfill (metric tons) • Percentage recycled or renewable plastic content
Social Category	Making Lives Better	• Qualitative description of the projects • Number of beneficiaries • Number of diversity suppliers
	Community Revitalization	• Qualitative description of the projects • Number of jobs expected to be created

Ford Credit Categories		Example Expected Impact Metrics
Green Category	Clean Transportation	• Number of EVs and PHEVs financed • Estimate of the lifetime reduction in CO_2 emissions achieved by the EVs and PHEVs financed by the Green Bond proceeds
Social Category	Making Lives Better	• Increase in financing to underserved credit-worthy borrowers with lower FICO scores • Number of contract extensions granted

12 Ford Sustainable Financing Framework 2021 Sustainability at Ford Sustainable Financing Framework Introduction External Review Second Party Opinion We will obtain and make publicly available a Second Party Opinion (S  P   O) from a consultant with recognized environmental and social expertise on the environmental and social benefits of this Framework as well as the alignment to the Principles, S  B   G and G  L   P. The S  P   O will be available on the S  P   O provider’s website. Verification We expect that the Sustainable Financing Report will be accompanied by (i) assertions by Ford’s management that an amount equal to the net proceeds of any Sustainable Financing has been allocated to Eligible Projects and (ii) a report from an independent third party who will examine and verify the management of the net proceeds and provide assurance as to the compatibility of the selected Eligible Projects with the Framework. Disclaimer The information and opinions contained in this Framework are provided as of the date of this Framework and are subject to change without notice. Statements included or incorporated by reference in this Framework may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking statements are based on expectations, forecasts and assumptions by our management and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated. Ford cannot be certain that any expectation, forecast or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. The forward-looking statements speak only as of the date of their initial issuance, and Ford does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. For additional discussion, see “Item 1A. Risk Factors” in Ford’s most recent annual report on Form 10-K, as updated by Ford’s subsequent filings with the Securities and Exchange Commission. This Framework is provided for information purposes only and does not constitute a recommendation regarding the purchase, sale, subscription or other acquisition or disposal of any debt or other securities of Ford or any subsidiary of Ford. This Framework is not and is not intended to be, and does not form part of or contain, an offer to sell or an invitation to buy, or a solicitation of any offer or invitation to buy, any securities issued by Ford or any subsidiary of Ford. If any such offer or invitation is made, it will be done pursuant to separate documentation in the form of a prospectus supplement, an accompanying prospectus or other equivalent document and a related pricing term sheet (the “Offering Documents”). Any decision to purchase or subscribe for any securities pursuant to such offer or invitation should be made solely on the basis of such Offering Documents.

Ford Motor Company One American Road Dearborn, M I 48126, U.S.A. sustainability.ford.com shareholder.ford.com